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19005449

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 13 2019
Washington DC
406

SEC FILE NUMBER
8-51763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchor Bay Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5780 Fleet Street, Suite 308
(No. and Street)

Carlsbad	CA	92014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Spiering 760-602-3470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Spiering, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Bay Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Spiering
Signature

Pres.
Title

See Attached Acknowledgment
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHOR BAY SECURITIES, LLC

Table of Contents

ANCHOR BAY SECURITIES, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2018

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego)

On February 12th, 2019 before me, Kim N. Collins, Notary Public
(insert name and title of the officer)

personally appeared Scott Spiering,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KIM N. COLLINS
Notary Public - California
San Diego County
Commission # 2244521
My Comm. Expires Jun 25, 2022

Signature Kim N Collins **(Seal)**

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Anchor Bay Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Anchor Bay Securities, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Anchor Bay Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Anchor Bay Securities, LLC 's management. My responsibility is to express an opinion on Anchor Bay Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Anchor Bay Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Anchor Bay Securities, LLC 's auditor since 2014.
Tarzana, California
January 28, 2019

ANCHOR BAY SECURITIES, LLC

Statement of Financial Condition

December 31, 2018

ASSETS

Cash	$15.110
Accounts receivable	26.353
Prepaid expenses	0
	$41.463

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 12
Member's equity	41.451
	$41.463

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Income

Year Ended December 31, 2018

Revenues	
12-b1 Fees	$136.018
Interest and dividends	327
Total revenues	136.345
Expenses	
Commissions	51.168
Expense sharing	63.000
Licenses. taxes and registrations	4.416
Outside services	4.500
Other	5,334
Total expenses	134,418
Net income before income taxes	$1,927
Income tax expense	800
Net Income	$ 1,127

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2018

Balance, beginning of year	$40,324
Net income	1,127
Balance, end of year	$41,451

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net Income	$ 1,127
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operation assets and liabilities	
Receivables	2,948
Accounts payable and accrued expenses	-19
Net cash provided by operating activities	4,056
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	4,056
Cash, beginning of year	11,054
Cash, end of year	$15,110
Supplemental disclosure of cash flow information:	
Income taxes paid (California minimum)	$ 800
Interest paid	$ -

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Anchor Bay Securities. LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides limited business services involving mutual funds and/or variable annuities only.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes. The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31. 2018, the Company was subject to the minimum franchise tax of $800.

Concentration of Credit Risk. Two clients accounted for 80% of the total revenues for year 2018. The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January 28, 2019 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed at the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The state of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts. The Company is subject to audit by the taxing agencies for years ending December 31, 2015 through 2017.

2. REVENUE

Significant accounting policy. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services. The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below:

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned

from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned. This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Changes in Accounting Policy. The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $39,843, which was $34,843 in excess of its required net capital of the greater of 6 2/3 of aggregate indebtedness of $7,333 or $5,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0.00 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

4. RELATED PARTY TRANSACTIONS

Anchor Bay Securities, LLC has an expense sharing agreement with Anchor Bay Capital, Inc. The expense sharing agreement covers office expenses, supplies, rent and insurance. During the year ended December 31, 2018, the Company paid $63,000 to Anchor Bay Capital, Inc.

5. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2018.

*****

ANCHOR BAY SECURITIES, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2018

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total Member's equity	$41,451	$41,451	$ -
Less non-allowable assets	-	-	-
Net capital before charges on security positions	41,451	41,451	-
Less charges on security positions	1,608	1,608	-
Net capital	$39,843	$39,843	$ -
Total aggregate indebtedness	$ 12	$ 12	$ -
Ratio of aggregate indebtedness to net capital	0.00	0.00	
Minimum net capital required	$5,000	$5,000	

There were no differences reported between the Focus and Audit filed Dec 31, 2018.

ANCHOR BAY SECURITIES, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no reserve requirements.

ANCHOR BAY SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and. accordingly, has no possession or control requirements.

ANCHOR BAY SECURITIES, LLC

Assertions Regarding Exemption Provisions

I, as a member of management of Anchor Bay Securities, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Anchor Bay Securities, LLC

By:

[signature] Pres

(Name and Title)

2.12.19

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Anchor Bay Securities, LLC
Carlsbad, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Anchor Bay Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Bay Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Anchor Bay Securities LLC, stated that Anchor Bay Securities LLC, met the identified exemption provision throughout the most recent year without exception. Anchor Bay Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Anchor Bay Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 28, 2019